FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 14, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting / General Meeting Statement

14 May 2013

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today followed by a General Meeting.  The meetings will deal with the proposed resolutions as set out in the Notice of Meetings previously issued to shareholders.  The following is an extract from the remarks to be made by Philip Hampton, Chairman, and Stephen Hester, Group Chief Executive at the meetings.

Philip Hampton:

"This is my fifth AGM as your Chairman, and the bank has changed substantially in that time.

2012 was another year of fixing the mistakes of the past but also laying the foundations for a secure, profitable future.

It was also a chastening year for a number of banks, including RBS. Along with the rest of the banking industry we faced significant challenges as we worked with regulators to put right past mistakes, particularly the LIBOR and misselling problems.  During last year we also had to deal with the consequences of a big IT failure at RBS.

These events are frustrating, especially when past actions overshadow the great strides made by the management team and all our employees in turning the bank around.

I believe we have now dealt with the worst of the legacy issues, and, even though that has been a drag on our efforts to complete the recovery plan we set out in 2009, we remain on course to substantially complete the restructuring of RBS during 2014.

So in my speech today, as well as reflecting on the financial performance over the last year and the recovery plan (on which Stephen will shortly say a few words), I will also talk about life beyond the recovery, and what we are doing to create and enhance long-term shareholder value. In essence we need to build a sustainable business with a strong values based culture which applies to all parts of the business in equal measure; support the wider economy in every way we can, and serve our customers well.

Many of our major markets, including the UK, are still struggling to find a sustained recovery.

Despite that, for 2012 the Group delivered its strongest operating profit since our restructuring plan began - at just under £3.5 billion, (including the losses from our non-core division).

And in the Core business, we generated an operating profit of £6.3 billion.  This is up 5% on 2011 largely due to cost control and lower impairment losses, with our Markets business and Citizens in the US both showing large increases at the operating profit level.

Profits in our Corporate and Retail divisions, at around £1.8 billion and £1.9 billion respectively, were down slightly on the back of income pressures, higher loan losses for the corporate bank, and lower deposit margins. But they are still good performances in the current climate.

And I am pleased to report that all other parts of the Core bank, apart from Ulster where property impairments continued to generate significant losses, also made substantial positive contributions to the Group's profitability.  But even with Ulster we expect the losses to continue to decline.

And the Group's first quarter results for 2013 showed profits, right down to the bottom line.

Away from the improving headline numbers there were many other financial achievements that I want to flag:

Four years into the strategic plan we have made huge progress in making RBS a strong bank, with funding and liquidity transformed. We have increased our capital levels and met the target of £1 held in deposits for every £1 we lend, a massively improved position.

We also passed several key milestones on our path to recovery: we exited the UK Government's Asset Protection Scheme, we have now sold just over half our stake in the Direct Line Group and continued to remove non-core assets. Over £200 billion of Non-Core funded assets have now been removed from our balance sheet since 2008.  And RBS's total assets have been reduced by £906 billion from their peak in 2008.

The main financial disappointments in 2012 were the so-called conduct costs of £2.2 billion in relation to Payment Protection Insurance, LIBOR and interest rate hedging products. We also had further major restructuring costs of £1.6 billion.

But overall we can see the progress that the bank is making, restoring itself to health and building a profitable future.

The financial crisis exposed how much had gone wrong with banking: financial incentives led people to act in their own interests rather than in the interests of customers.  Attitudes to risks were complacent and the focus was overwhelmingly short term.  These behaviours, such as manipulating LIBOR rates, must never be repeated in this bank.

So, what are we doing to define our purpose and value more clearly? Firstly, and most importantly, Stephen Hester and his leadership team are setting the tone for a culture that more clearly focuses on our customer. The returns we make for shareholders will reflect the job we do for customers.

We've provided more than 7,000 of our people with formal accreditation to improve the quality and consistency of our customer interactions.  We are the only bank where nearly all our Relationship Managers are externally accredited by the Chartered Banker Institute.

We believe we have led the sector in most aspects of pay and reward, which since 2009 has seen an improved incentive plan design, risk review of performance and the introduction of deferral schemes and 'clawback'. We have also changed the incentive structure for more than 22,000 members of staff and now reward service over sales.

We have extended the remit of the Group Sustainability Committee. This is chaired by senior independent director Sandy Crombie and since its inception has overseen a marked improvement in our decision making, disclosure and reporting.

And, for our small retail shareholders, we will hold tailored events which allow for much better access to the business and its senior management.  We have already held one such event in London, with others now planned for Scotland and other venues to be confirmed around the country.

Public debate has also focussed, quite understandably, on the role of banks in supporting the wider economy and driving recovery at a time when growth in most western economies is still well below pre-crisis levels.

I want to assure you that we want to lend to businesses of all sizes, and this is a core part of being a large corporate bank.  No other bank has more to gain from a successful business sector in the UK.

And to that end I'm glad to see that we are doing more than our share.  For example we have 24% of the SME market but make over a third of the loans by value.

In 2012 alone RBS offered more than £58 billion of loans and facilities to UK businesses, of which more than £30 billion was to SMEs.  Core bank business lending and home loans have increased by £3.5 billion, (excluding real estate).

Our gross lending to British business is over £100 billion.

RBS is also prominent in a number of Government schemes targeted at lending. We are the leading bank in the Enterprise Finance Guarantee scheme, accounting for close to 40% of all loans provided, and amongst the biggest users of the Funding for Lending Scheme

But what we are seeing in our Corporate Banking division suggests that the major issue is that business confidence in the UK, while improving somewhat, still remains subdued. This is reflected in a lower demand for credit.

The number of SME loan applications was down 19% in 2012 compared with the previous year, and by nearly a third since 2010.

Overdraft utilisation is low: £4 billion of SME overdraft facilities are available but not drawn, with only 43% of overdrafts actually used.

Debt facilities are not being drawn: £35 billion of undrawn loans and facilities remained available to mid and large companies in recent months.

Businesses are holding more cash with us: At the end of 2012 deposits were £127 billion up from £88 billion in 2009 - up £39 billion.

We have enough capital to help our customers and British business in general to take advantage of the economic opportunities ahead.

We also, of course, need capital to invest in our own business needs. As the IT incidents over the last year have shown, building and maintaining a top class infrastructure is fundamental.  Our customers deserve banking services that work 100% of the time.

So we are making a commitment to spend an additional £450 million on improving our systems, on top of our £2 billion annual IT spend.

This goes alongside investing more in our digital offering, for example the hugely successful mobile banking app.  We are focusing our efforts to help customers to do more of their banking at their time of choosing, and in a place most convenient to them.  So we've got to have our branches where our customers are, not always where we have had them for decades.  We have work to do over the coming years to get our business in the right shape to deliver these ambitions, and that could mean further impacts on employees. But getting this right will allow us to invest in the things that matter for customers. In Scotland alone over the next three years we will spend £175 million to help us achieve our goals of becoming truly customer focused.

So in summary: the programme of major restructuring of the business launched in 2009 is coming to an end and the bank has been hugely strengthened from its position a few years ago. We are building a strong culture, to make our people proud, our customers satisfied and our shareholders rewarded.

We are continuing to lend and support our customers in many different ways and take our responsibilities to communities and the economy here very seriously.

And in doing so we are building value that should allow us to start the return to the private sector as soon as we can."

Stephen Hester:

"Thank you Philip for those remarks. I add my thanks to all of our staff for the exceptional work and commitment they give to RBS.

I would like also to thank especially two other groups. First our customers. Customers are the lifeblood of any company. We have no reason to exist if it is not to serve customers. I spend a lot of time around this country and elsewhere meeting with customers and I know we have at times tested their loyalty. RBS is the company we are today because of many years of longstanding and good relationships with our customers across our businesses. We will do everything we can to repay their trust and confidence with support and improved service in the years ahead.

And finally to you, our shareholders. And I'm acutely conscious that many of you here today have strong relationships with RBS in other capacities, whether as members of staff, past and present, or as customers. The past few years have not been an easy period for any bank shareholder and especially for RBS shareholders.

I pledge that we, the RBS Board and management team, will do all we can to make that experience better in the coming years.

Philip invited me to say a few words to you about progress at RBS since we embarked on the rescue of RBS four years ago and about where we go from here. Let me describe that journey as follows; we needed to go from "bust bank" to "normal bank" and we thought it would take five years to do this. Our work has involved probably the largest and most complex company restructuring ever seen.

As Philip has described, despite tough headwinds, we believe that the restructuring period for RBS is nearing completion and that the company is therefore nearing the status of "normal bank" again. We already have the balance sheet in the shape we want it, a huge £900 billion reduction. And our funding has so much improved that we now have an excess of customer deposits. In fact one of our biggest business problems now is how to find sensible lending opportunities to use those deposits for. Our capital ratios are transformed but we have another 18 months or so to get them in the final shape that we and our regulators want.

Our last major areas of risk concentration lie in Ireland, where we believe we have seen a corner turn in losses, and our remaining unwanted assets and losses are dwindling fast, although a smaller rump will be with us for some time.

As I have described, job number 1 for RBS has been to return the bank to safety and soundness and to looking more like a normal bank. While there will be bumps in the road ahead, and there is important work to finish, we see this goal within reach and likely to be substantially complete as we go through next year.

However all of the intense restructuring work was necessary but not sufficient. For RBS to fulfil the mission you and others who rely on us have set, the new RBS needs to be strong and effective at what we do.

So while it has been less newsworthy over the last four years, the bulk of our activity has been spent in reshaping our ongoing businesses and laying stronger foundations for them to be successful in the future. This has also been a massive endeavour. Despite the clean-up work, we have been able to increase core lending in the UK since 2009. Our mortgage lending, for example, is some £33 billion higher than it was four years ago and in 2012 alone we leant or helped raise hundreds of billions of pounds for companies here and around the world. We have the capacity and the desire to do much more.

We have also taken huge strides in reshaping this Company strategically so that RBS consists of businesses we are naturally good at, businesses that are focussed on customer needs and businesses that complement and support each other. We are a bank anchored in the UK, we are a bank focussed most strongly on retail and corporate banking. We have important international capabilities, because we have skills in those areas and because our customers needs do not stop at the UK's borders. We have important Markets activities as Philip has mentioned, although these have been the subject of substantial restructuring work.

The world needs, and our customers need, effective financial services across both domestic banking and international banking, across traditional loans and deposits, as well as offering access to global markets. The process of strategic reshaping of RBS has not been easy. We had the benefit of valuable inherent strengths. But we also had important weaknesses to correct. We believe that we have played the strategic cards that we had as well as was possible and that the businesses going forward can do their job well. First for customers and then for you our shareholders.

So let me turn to the next part of the RBS journey. As we come towards the end of the restructuring period and as we are able to rely on a streamlined group of businesses with much stronger foundations - where next? Banking is not an industry of unique strategies or patented products. Everyone can copy everyone else. So what we do is important, but how we do it is more important still. Therefore the journey we must make, having sorted out a coherent group of businesses, is to set our sights on moving new RBS from a "normal bank" on to a "really good bank". That is to say, to make sure that whatever we do we do really well.

The mission to be a "really good bank" starts and finishes with improving how we serve customers, becoming obsessive in understanding their needs, in reliably meeting those needs, in adding value and in the manner we do all of those things. We already serve customers well most of the time but not nearly as well as where our ambition must be set. This is the secret to a "really good bank". If we can have customers wanting to do business with us, and wanting to do more business with us, we then can put in place the efficiencies to do business safely, to do it profitably and to have a stable and attractive stream of earnings and then dividends with which to reward shareholders. And it is this which will allow the Government options with respect to our privatisation.

We have to work within the economic and regulatory constraints that we find, we have to work with the business cards that we are dealt. But we can and are intent on creating out of a "normal RBS" a "really good RBS" in the years to come.

There has been much said about bank culture and Philip made some important remarks on this too. A core part of our diagnosis in 2009, in considering what went wrong during the financial crisis and what needed to be fixed at RBS and at other banks, was about culture. It was that during a massive expansion phase, banking had allowed itself to develop bad habits and the hubris that often comes with success.  The industry became detached in some respects from its customers' needs, from serving them well and from seeing itself as part of the community.

Banks do many things well, and RBS has many dedicated staff every day giving their best to customers. We need to make sure that we unleash the fundamental strengths that already lie in RBS's staff and culture; that we direct those strengths better and that we give our people the tools to provide better service to customers; and give them the strength of purpose and character to do that in a successful and enduring way.

The keys to our future are three. To make sure our efforts are spent doing things this bank can naturally do well - that's about strategic discipline. To make sure that customers and serving them well is our first and our last task. And to make sure that sustainable strength and a disciplined focus on being really good produces the right result for shareholders.

From "bust bank" to "normal bank", and now on the march to "really good bank"."

Contact

Group Media Centre

0131 523 4205

Certain sections in this presentation contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this presentation includes forward-looking statements relating, but not limited, to: the Group's future financial performance; the continued reduction in non-core assets; the achievement of certain key performance targets, including those related to Core Tier 1 Capital; the Group's strategy and business plans, including future capital raisings; and the further realignment of businesses in line with the Group's strategy. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States, which may result in instability in the global financial markets or otherwise impact the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State Aid restructuring plan; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the  ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as of the date of this presentation, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary